# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camping World Holdings, Inc., CIK 0001669779
CUSIP: 13462K109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2 MARRIOTT DRIVE, LINCOLNSHIRE, Illinois (IL), 60069
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-25-000061
Filed by CIK 0001590228

## Reporting persons
- Interval Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 765,443; sole dispositive power 0; shared dispositive power 765,443; aggregate amount beneficially owned 765,443 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Camping World Holdings, Inc.
Address of issuer's principal executive offices: 2 MARRIOTT DRIVE, LINCOLNSHIRE, Illinois, 60069

## Item 2. Person Filing
Name of person filing:
Interval Partners, LP, a Delaware limited partnership (the "Reporting Person").

The Reporting Person acts as investment advisor to, and manager of, certain private investment funds and separate managed accounts (such investment funds and accounts, the "Funds"). In its role as investment advisor and/or manager, the Reporting Person possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds and the Reporting Person disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 575 Lexington Avenue, 35th Floor, New York, NY 10022.
Citizenship: Please see disclosure in Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person beneficially owned 765,443 shares of Common Stock.
Percent of class:
The following percentage is based on 62,648,648 shares of Common Stock outstanding as of July 25, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.

As of September 30, 2025, the Reporting Persons may be deemed to have beneficially owned the following percentage of the outstanding Common Stock: 1.2%
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Interval Partners, LP: /s/ Ray Fernandez, Ray Fernandez, Partner and President (10/16/2025)